Mail Stop 7010

September 27, 2004

via U.S. mail and facsimile

Jeffrey L. Jacobson, Chief Financial Officer
301 East Colorado Boulevard, Suite 300
Pasadena, California 91101-1901

	RE:	Wesco Financial Corporation
		Form 10- K for the Fiscal Year Ended December 31, 2004
		Filed March 16, 2005
		File No. 1-4720

Dear Mr. Jacobson:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended December 31, 2004

Item 2 - Properties, page 16
1. You disclose related party leasing arrangements, such as those with Blue Chip and NICO. In future filings, if material, please disclose the amount of rental income for each of the periods for which income statements are presented. Refer to paragraph 2 of SFAS
57 for guidance.

Management`s Discussion and Analysis, page 19

Results of Operations, page 20
2. We note that your discussion related to consolidated net income and insurance segment net income uses an "underwriting income" measure of financial performance. We believe this measure to be a non-GAAP financial measure. In future filings, please revise this disclosure to comply with Item 10 of Regulation S-K. If you disagree, explain to us how use of this measure is acceptable under Item 10.

3. In future filings, please include in management`s discussion and analysis a more robust discussion of the more likely than not impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. Discuss whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves and the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations. Link this discussion to the table of contractual obligations.

4. Please disclose in further detail the judgments and uncertainties surrounding the estimates related to the reserve for loss and loss adjustment expenses and the potential impact on your financial statements. In this regard, in future filings, please revise your management`s discussion and analysis to include the following information for each of your lines of business:

a) Please disclose the reserves accrued as of the latest balance sheet date presented that includes a breakout between case reserves and IBNR reserves. The total of these amounts should agree to the amount presented on the balance sheet.

b) Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

c) For each line of your longer tail business, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be limited to, includes the following information:

* the number of claims pending at each balance sheet date;
* the number of claims reported for each period presented;
* the number of claims dismissed, settled, or otherwise resolved for each period;
* the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);
* the total settlement amount for each period;
* the cost of administering the claims;
* emerging trends that may result in future reserve adjustments;
and
* if management is unable to estimate the possible loss or range of loss, a statement to that effect.

Insurance Segment, page 21
5. It appears that your insurance segment accounted for 86% of your consolidated net income. In future filings, please provide information about the quality of, and potential variability of, your earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.
In this respect, please identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of your company. Refer to SEC Release 33-8350 Interpretation: Commission Guidance Regarding
Management`s Discussion and Analysis of Financial Condition and Results of Operations for guidance.

Contractual Obligations, page 27
6. In future filings, please include your loss reserve to be paid in the contractual obligation table, as it appears that these liabilities represent future legal obligations. Due to the significance of these liabilities, we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity.

Critical Accounting Policies, page 27
7. We note that you set your claim reserves for your property catastrophe reinsurance operations based upon information you receive from the cedant. If this poses a potential for a higher degree of uncertainty related to your estimate of assumed loss reserves as compared to direct loss reserves, please include disclosures relating to your critical accounting policy of this uncertainty, including the risks associated with making estimates, and the effects and expected effects of the uncertainty on financial position and results of operations. Also in this disclosure, please disclose the following:

* The dollar amount of reserves recorded based on information received from the cedants and the nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;
* The time lag from when claims are reported to the cedant to when the cedant reports them to you and whether, how and to what extent this time lag effects your loss reserve estimate;
* The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
* What process management performs to determine the accuracy and completeness of the information received from the cedants;
* How management resolves disputes with cedants and how often disputes occur;
* How management uses the information received from the cedants in its determination of its assumed loss reserves, and whether reinsurance intermediaries are used to transact and service reinsurance policies and how that impacts your loss reserving methodology, and
* Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

Goodwill, page 28
8. We have read your current disclosure relating to your critical accounting policy for goodwill and have the following comments:

* In future filings, please address material implications of uncertainties associated with your assumptions and estimates underlying your evaluation of goodwill impairment. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.
Refer
to SEC Release 33-8350 Interpretation: Commission Guidance
Regarding
Management`s Discussion and Analysis of Financial Condition and Results of Operations for guidance.

* We note that segment net income for the furniture rental segment from 2000 to 2004 was $33,371, $13,076, $2,442, $(6,257), and
$5,022.
We acknowledge the improvement in earnings from 2003 to 2004; however, it does not appear that the segment is performing or benefiting from the earnings experienced in 2000 or 2001.
Although
the assessment for impairment of goodwill is not isolated to one factor but several assumptions, please tell us what factors supported your conclusion that goodwill was not impaired as of December 31, 2004.

* To the extent that goodwill impairment tests have identified circumstances in which goodwill impairment is likely in a future period, such as declining headroom between the fair value and the carrying value of your reporting units, please disclose such circumstances in your operating and financial review and prospects.
Item 9A - Controls and Procedures, page 31
9. In future filings, please disclose, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Consolidated Balance Sheet, page 36
10. We note that you net the provision for losses and loss adjustment expenses against amounts that will be recoverable under reinsurance contracts, as discussed on page 27. Please clarify for us whether you present your provision for losses net of amounts recoverable under reinsurance contracts on your balance sheet, and if so, your basis in GAAP for doing so.
11. In future filings please identify on the face of the balance sheet, income statement, or statement of cash flows related party transactions and the amounts. See Article 4-08(k) of Regulation S-X for guidance.



Consolidated Statement of Income, page 37
12. In future filings, please separate insurance losses and loss adjustment expenses from underwriting expenses on the income statement. Alternatively, provide this information in a footnote.

Consolidated Statement of Cash Flows, page 39
13. We note, from your disclosures on page 23, that the majority of your revenue associated with rental furniture is derived from rental income, rather than the sale of rental furniture. Consequently, it appears that the nature of your rental furniture is more similar to that of productive assets, rather than that of inventory. In light of the above, please tell us why you classify proceeds from sales of rental furniture as an operating activity, rather than an investing activity. As part of your response, please tell us your consideration of paragraph 87 of SFAS No. 95.

Industrial Business, page 42
14. Please tell us and, in future filings, please disclose your revenue recognition policy for the industrial segment.

Note 3 - Insurance Business, page 43
15. Please expand the disclosure in this footnote to include the information relating to the Company`s significant reinsurance agreements as required by SFAS 113. Include related party disclosure, describing the automatic acceptance of super-catastrophe reinsurance retrocession from Berkshire Insurance Group and your reliance on NICO to operate its insurance business. We note your disclosure that your insurance business has no employees. Also, we do not understand the implications of the "conflict of interest" risk described on page
11. Please explain to us the nature and potential magnitude of this risk and related actions taken by management to protect the company.

16. Based on your disclosures in note three, it appears that you have significantly revised your estimate of loss reserves recorded in prior years. In future filings, please provide further insight into the key factors that drive the reserve calculations for each line of business. Please explain the reason for your change in estimate. For each line of business, please include the following disclosures so that an investor can identify what kind of impact these key factors would have the reserves should they materially differ from what management estimated.

* Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.
* Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.
* Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
* Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
* Explain the rationale for a change in estimate that does not correlate with claim trends.

Note 5 - Industrial Business, page 44
17. We note the claims relating to alleged contamination of soil and groundwater against Precision Brand Products. In future filings, please disclose the estimated additional loss, or range of loss, that is reasonably possible, or disclose that such an estimate cannot be made.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



								Nili Shah
								Accounting Branch Chief


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Mr. Jacobson
Wesco Financial Corporation
September 27, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE